Exhibit 99.1

Convocation Notice of the 26th

Ordinary General Meeting of Shareholders

of

Internet Initiative Japan Inc.

This document is an English translation of the “Convocation notice of the 26th ordinary general meeting of shareholders” (“Dai ni-jyu-rokukai teiji kabunushi sokai shoshu gotsuchi”) of Internet Initiative Japan Inc. (“IIJ” or “the Company”) to be held on June 28, 2018.

CAUTIONARY NOTES

Note 1:	This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in “Item 3.D: Risk Factors” of our Annual Report on Form 20-F dated June 29, 2017 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2:	This document has been prepared pursuant to the requirements of the Corporation Law of Japan. Consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Non-consolidated financial statements included in this document are prepared in accordance with generally accepted accounting principles in Japan which differ from consolidated financial statements which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3:	The ADRs holders shall instruct The Bank of New York Mellon Corporation to exercise their voting rights represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York Mellon Corporation. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares of common stock. This means they may not be able to exercise any voting rights for IIJ and attend the ordinary general meeting of shareholders of IIJ.

Note 4:	In accordance with the applicable laws and regulations, and the provisions of Article 15 of the Company’s Articles of Incorporation, we have posted the Notes to the Consolidated and Non-Consolidated Financial Statements, which comprise the Attachments to this Notice of Convocation of the 26th Ordinary General Meeting of Shareholders, at the Company’s following web site:(https://www.iij.ad.jp/en/ir/ir-event/meeting/) instead of including them herein.

Note 5:	Our Consolidated and Non-Consolidated Financial Statements audited by accounting auditors as well as company’s auditors are included in the Attachments to the Notice of Convocation of the 26th Ordinary General Meeting of Shareholders as well as the Notes to the Consolidated and Non-Consolidated Financial Statements, which are posted on the Company’s website.

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TRANSLATION

June 6, 2018

TO OUR SHAREHOLDERS:

Eijiro Katsu
President and Representative Director
Internet Initiative Japan Inc.
2-10-2 Fujimi,
Chiyoda-ku, Tokyo, Japan

CONVOCATION NOTICE OF

THE 26TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 26th ordinary general meeting of shareholders of Internet Initiative Japan Inc. (“IIJ” or “the Company”,) which is to be held as stated below.

In the event you are unable to attend the meeting, after reviewing the referential documents below, you may exercise your voting rights by indicating approval or disapproval on the voting form attached hereto and sending it or via the Internet. Please exercise your voting rights by no later than the end of business hours (5:30 PM) on Wednesday, June 27, 2018.

1.	Date and Time:	10:00 A.M., Thursday, June 28, 2018
*The reception area opens at 9:00 A.M.
2.	Venue:	Bellesalle Kudan Event Hall
3rd floor, Sumitomo Fudosan Kudan Bldg.
1-8-10 Kudankita, Chiyoda-ku, Tokyo, Japan

3.	Agenda of the Meeting:

Subjects to be Reported:

1.	Business report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the board of company auditors for the 26th term (from April 1, 2017 to March 31, 2018)
2.	Non-consolidated financial statements for the 26th term (from April 1, 2017 to March 31, 2018)

Subjects to be Resolved:

Item 1: Appropriation of Retained Earnings

Item 2: Election of Five (5) Directors

Item 3: Election of One (1) Company Auditor

4.	Notice to Shareholders

With regard to the documents attached hereto, if there are any changes to be notified to the shareholders up to the day prior to the ordinary general meeting of shareholders, you may be notified by mail or IIJ’s web site at https://www.iij.ad.jp/ir/library/meeting/index.html. (Japanese only)

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Reference Documents for the Ordinary General Meeting of Shareholders

Agenda of the meeting and reference matters:

Item 1: Appropriation of Retained Earnings

The Company endeavors to return profits to shareholders through the continuous and stable distribution of dividends while giving consideration to the employment of retained earnings for the enhancement of the Company’s financial position, medium and long-term business expansion, future business investment and etc.

Based on the policy described above, considering this fiscal year’s financial results, the Company proposes that the year-end dividend be distributed as follows.

When this Item 1 is approved and resolved as proposed, the annual amount of the dividends for this fiscal year ended March 31, 2018 will be JPY (Japanese Yen) 27.0 per share, including the interim dividend paid at the amount of JPY 13.5 per share in December 2017.

1. Type of dividend property

Cash

2. Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

JPY13.5 per share of common stock of the Company

Total amount of Dividend Payment: JPY 608,349,029

3. Effective date of dividend payment

June 29, 2018

Item 2: Election of Five (5) Directors

As the term of office of four (4) incumbent Directors, Takeshi Kikuchi, Akihisa Watai, Yasurou Tanahashi and Shingo Oda will expire, it is proposed that four (4) Directors be reappointed and one (1) new Director be elected. Three (3) Directors, i.e., Yasurou Tanahashi, Shingo Oda and Shinobu Umino, are candidates for Outside Directors.

The candidates for positions as Directors are as follows:

Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company		Number of Shares Owned
1	Takeshi Kikuchi April 27, 1959	Apr. 1983	Joined Itochu Corporation	59,800
		Apr. 1996	Temporarily transferred to the Company
		July 1999	Joined IIJ Technology Inc.
		Oct. 2005	President and Representative Director of the same
		June 2010	Senior Managing Director of the Company (Current position)
		Apr. 2016	Business Unit Director of the Company (Current position)
<Reasons for selection as candidate>
Mr. Takeshi Kikuchi, a candidate for Director, is presently Business Unit Director of the Company. The Company proposes to appoint him as a candidate for Director in order to utilize his abundant business experience in sales for the sales strategy of the Company.
2	Akihisa Watai September 30, 1965	Apr. 1989	Joined Sumitomo Bank, Ltd. (Currently, Sumitomo Mitsui Banking Corporation)	12,800
		Aug. 1996	Temporarily transferred to the Company
		Feb. 2000	Joined the Company
		June 2004	Director and Chief Financial Officer of the Company
		Apr. 2010	Managing Director and Chief Financial Officer of the Company (Current position)
		Apr. 2015	Division Director of Financial Division of the Company (Current position)

< Important concurrent post >
Part-time Director of DeCurret Inc.
<Reasons for selection as candidate>
Mr. Akihisa Watai, a candidate for Director, is presently the CFO and Division Director of Finance Division of the Company. The Company proposes to appoint him as a candidate for Director in order to utilize his abundant business experience in finance for financial strategy of management of the Company.

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Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company		Number of Shares Owned
3	Yasurou Tanahashi January 4, 1941	Apr. 1963	Joined Fuji Iron & Steel Co., Ltd. (Currently, Nippon Steel Corporation)	0
		Apr. 2000	President and Representative Director of Nippon Steel Information & Communication System Inc. (Currently, NS Solutions Corporation)
		Apr. 2001	President and Representative Director of NS Solutions Corporation
		Apr. 2003	Chairman and Representative Director of the same
		June 2004	Director of the Company (Current position)
		May 2005	Chairman of Japan Information Technology Services Industry Association
< Reasons for selection as candidate for Outside Director >
Since Mr. Yasurou Tanahashi has established a prominent career as a corporate manager and has abundant experience and profound knowledge of management, the Company proposes to reappoint him as a candidate for Outside Director to enhance the supervisory functions of management.
He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be fourteen (14) years at the close of this Ordinary General Meeting of Shareholders.
4	Shingo Oda November 8, 1944	Apr. 1970	Joined Yokokawa Hewlett-Packard Company (Currently, Hewlett-Packard Japan, Ltd)	0
		Feb. 2002	Executive Vice President and Representative Director of Hewlett-Packard Japan, Ltd
		May 2005	President and Representative Director of the same
		June 2008	Director of the Company (Current position)
< Reasons for selection as candidate for Outside Director >
Since Mr. Shingo Oda has established a prominent career as a corporate manager and has abundant experience and profound knowledge of management, the Company proposes to reappoint him as a candidate for Outside Director to enhance the supervisory functions of management.
He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be ten (10) years at the close of this Ordinary General Meeting of Shareholders.
5	Shinobu Umino August 4, 1952	Apr. 1975	Joined Nippon Telegraph and Telephone Public Corporation	0
		June 2003	Senior Vice President and Senior Executive Manager of the Corporate Planning Department of NTT DATA Corporation
		June 2008	Senior Executive Vice President of NTT Communications Corporation
		June 2012	President and Representative Director of NTT COMWARE Corporation
		June 2017	Chief Executive Adviser of the same (Current position)
< Reasons for selection as candidate for Outside Director >
Since Mr. Shinobu Umino has established a prominent career as a corporate manager of telecommunication business companies and has abundant experience and profound knowledge of management, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management.

(Notes)

(a) There is no special interest between the candidates and the Company.

(b) The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with Mr. Yasurou Tanahashi and Mr. Shingo Oda which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either JPY10 million or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that they are bona fide and without gross negligence in performing their duties. As the said Liability Limitation Agreement will terminate upon the expiration of their current term of office as Outside Directors, a new Liability Limitation Agreement providing the same is scheduled to be entered into after their assumption of the office of Outside Director.

(c) The Company appoints Mr. Yasurou Tanahashi and Mr. Shingo Oda as independent Directors required to be secured by the Tokyo Stock Exchange. If they are appointed as our Directors, we will continue to appoint them as independent Directors.

(d) The Company, pursuant to the Articles of Incorporation of the Company, plans to enter into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with Mr. Shinobu Umino which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either JPY10 million or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties after his assumption of the office of Outside Director.

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Item 3: Election of One (1) Company Auditor

As Mr. Chiaki Furuya, an incumbent Company Auditor, will resign from his position at the close of this Ordinary General Meeting of shareholders, it is proposed that one (1) new Company Auditor be elected. As the candidate is elected as a substitute for Mr. Chiaki Furuya, pursuant to the articles of incorporation of the Company, the term of office of the candidate for a position as Company Auditor shall continue until the time the term of office of Mr. Chiaki Furuya expires (at the close of the Ordinary General Meeting of shareholders in 2021).

The candidate for a position as Company Auditor is as follows: Prior to the submission of this proposed item, we have already obtained the consent of the Board of Company Auditors.

Name Date of Birth	Careers & Current Positions in and Outside the Company		Number of Shares Owned
Masako Tanaka April 4, 1958	Dec.1992	Joined the Company	173,236
	May. 1993	General Manager of Administrative Department of the Company
	Feb.2002	General Manager of Human Resources Department of the Company
	Apr. 2014	General Manager of Administrative Division Human Resources Department of the Company(Current position)
< Reasons for selection as candidate >
Since Ms. Masako Tanaka has been in charge of administrative departments of the Company and has abundant experience and profound knowledge of human resources and administrative strategy, she is fit to audit the execution of the duties by directors. Therefore, the Company proposes to appoint her as a candidate for Company Auditor.

(Notes)

There is no special interest between the candidate and the Company.

END

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(Attachment)

Business Report for the 26th Fiscal Year

1. Matters Regarding the Current Status of the IIJ Group

(1) Progress and Results of the Business

During the fiscal year ended March 31, 2018 (“FY2017”), the Japanese economy has been moderately recovered, as we saw recovery in consumer spending, a gradual increase in corporate capital investment and production, improvement in corporate earnings and employment situation, consumer prices rising and etc. With respect to future prospects, under the circumstances that employment and income situation show an improving trend, the Japanese economy is expected to continuously recover. However, we must keep eye on uncertainty about overseas economy and downside risks of financial and capital markets fluctuation.

For the ICT (*1) related market where we belong to, in the context of changes of corporate information system such as widespread of cloud computing, expanding ICT such as IoT (*2) in corporate business activities, growing demand for security services against information leakage, we expect demands for highly reliable network and systems to continually increase.

Under these market circumstances, we continuously promoted existing strategies to incorporate outsourcing demands related to enterprises’ information network systems by offering highly reliable and value-added services, which are based on our Internet related technical skills and blue-chip customer base. Total revenues for FY2017 were JPY176,051 million, up 11.6% year over year (JPY157,789 million for FY2016), mainly due to an increasing trend of recurring revenue (*3) growth, contributed by continuous accumulation of contracts. Operating income was JPY6,762 million, up 31.7% year over year (JPY5,134 million for FY2016), due to an increase in the amount of network services and systems integration gross margin, respectively.

The review of business summary for FY2017 is as follows. As for network services, revenue growth of internet connectivity services has steadily increased. Total subscription for mobile services reached to 2,345 thousand as of the end of FY2017 (1,856 thousand as of the end of FY2016), along with an expansion of MVNE (*4) business clients’ transactions. As the first Japanese Full MVNO (*5), we started to offer “IIJ Mobile Service Type I (*6) from March 2018. We plan to enhance various functions in a timely manner and meet corporate customers’ new demand for IoT and etc. As for outsourcing services, FY2017 security-related services revenue increased by 26.2% year over year because there was particularly large and integrated information security cloud project for a local government. In regard to “IIJ Omnibus Service (*7),” we continuously enhanced its functions and acquired a number of projects such as multi-site connection and network renewal. FY2017 revenues for WAN (*8)” services increased by 10.7% year over year, mainly due to order accumulation for Wide-area Ethernet (*9).” As for systems integration, FY2017 systems construction revenue was almost the same revenue volume as FY2016 and systems operation and maintenance revenue, monthly recurring revenue, was up 7.9% year over year. In regard to cloud computing business, we saw an increase in the number of large core business operation system and multi-cloud system projects, utilizing our cloud platform service called “IIJ GIO Infrastructure P2, (*10)” FY2017 cloud-related revenue increased to JPY17.9 billion from FY2016 revenue of JPY15.7 billion. As for overseas business, the existing subsidiaries in the United States and Europe absorbed the loss from Asian subsidiaries who are still in starting up stage by launching businesses; as a result, the business turned positive.

New business developments in FY2017 are as follows. As for FinTech (*11) business, we established a joint-venture “DeCurret Inc.” (IIJ ownership 35%) with prominent Japanese companies in January 2018. In order to launch cryptocurrency (*12) exchange service (plan to launch in the second half of FY2018) and settlement service (plan to launch in FY2019), DeCurret begun to develop its business systems and processes, and also prepare for registration as a virtual currency exchange business operator with Japan’s Financial Services Agency. As for contents delivery business, “JOCDN Inc.” (IIJ ownership 20%), a joint-venture with fifteen major Japanese broadcasting companies, started to provide high performance and reliable CDN (*13) services, best-suited for Japanese Internet contents holders. JOCDN has kicked off well and has already been providing to fifteen clients. In regard to healthcare business, combining Nagoya University’s medical knowledge with our network and systems expertise, we have launched “IIJ electronic contact/communication Note service (*14),” a collaboration platform allowing various professionals involved in home-based care to share healthcare information platform, and have provided to local governments such as Aichi, Ibaraki and others.

As a result, our FY2017 consolidated financial results were as follows. Total revenues were JPY176,051 million, up 11.6% year over year (JPY157,789 million for FY2016). Total cost of revenues was JPY147,818 million, up 11.5% year over year (JPY132,542 million for FY2016). Gross margin was JPY28,233 million, up 11.8% year over year (JPY25,247 million for FY2016) and gross margin ratio was 16.0%. SG&A expenses was JPY21,471 million, up 6.8% year over year (JPY20,113 million for FY2016) mainly due to an increase in advertising expenses, personnel-related expenses and sales commission expenses related to mobile services. Operating income was JPY6,762 million, up 31.7% year over year (JPY5,134 million for FY2016). Income before income tax expenses was JPY7,840 million, up 44.5% year over year (JPY5,427 million for FY2016) due to gain on available-for-sale securities and distribution from fund investment. Net income attributable to IIJ was JPY5,109 million, up 61.3% year over year (JPY3,167 million for FY2016).

---------------------------------------------------------------------------------------------------------------------------------------------------

As for the numbered words, such as ICT (*1), please refer to the Glossary at page 19 in this document.

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[Network services]

Network services revenue was JPY108,119 million, up 16.3% year over year (JPY92,996 million for FY2016).

Revenues for Internet connectivity services for enterprise were JPY27,944 million, up 23.5% year over year from JPY22,634 million for FY2016, mainly due to an increase in mobile-related services revenues along with an expansion of MVNE business clients’ business transaction. Revenues for Internet connectivity services for consumers were JPY24,761 million, up 13.9% year over year from JPY21,735 million for FY2016, mainly due to the revenue growth of “IIJmio Mobile Services,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards. Revenues for WAN services were JPY29,295 million, up 10.7% year over year compared to JPY26,460 million for FY2016. Revenues for Outsourcing services were JPY26,119 million, up 17.8% year over year from JPY22,167 million for FY2016, mainly due to an increase in security-related services revenues.

Cost of network services revenue was JPY88,698 million, up 16.1% year over year (JPY76,387 million for FY2016). There were an increase in outsourcing-related costs in relation with our mobile services and an increase in circuit-related costs along with our WAN services revenue increase. Regarding NTT Docomo’s interconnectivity charge for MVNO-related services, the charge was revised in March 2018 and decreased by 18.2% year over year.

Gross margin was JPY19,421 million, up 16.9% year over year (JPY16,609 million for FY2016) and gross margin ratio was 18.0%.

[Systems integration]

SI revenues were JPY60,431 million, up 4.6% year over year (JPY57,749 million for FY2016).

Systems construction revenue, a one-time revenue, was JPY22,528 million, almost same revenue volume as FY2016 revenue of JPY22,626 million, mainly due to continuous acquisition of system construction projects. Systems operation and maintenance revenue, a recurring revenue, was JPY37,903 million, up 7.9% year over year (JPY35,123 million for FY2016), mainly due to continued accumulation of systems operation orders as well as an increase in private cloud services’ revenues.

Cost of SI revenues was JPY53,612 million, up 5.1% year over year (JPY50,992 million for FY2016). There was an increase in outsourcing-related costs along with our SI revenue increase

Gross margin was JPY6,819 million, up 0.9% year over year (JPY6,756 million for FY2016) and gross margin ratio was 11.3%.

Orders received for systems construction and equipment sales were JPY25,810 million, down 3.4% year over year (JPY26,721 million for FY2016) and orders received for systems operation and maintenance were JPY43,178 million, up 3.1% year over year (JPY41,877 million for FY2016).

Order backlog for systems construction and equipment sales as of March 31, 2018, was JPY6,991 million, down 2.6% year over year (JPY7,179 million as of March 31, 2017) and order backlog for systems operation and maintenance as of March 31, 2018, was JPY39,597 million, up 15.4% year over year (JPY34,322 million as of March 31, 2017).

[Equipment sales]

Equipment sales revenues were JPY3,470 million, up 15.9% year over year (JPY2,994 million for FY2016).

Cost of equipment sales revenues was JPY3,142 million, up 14.9% year over year (JPY2,735 million for FY2016).

Gross margin was JPY328 million, up 26.6% year over year (JPY260 million for FY2016) and gross margin ratio was 9.5%.

[ATM operation business]

ATM operation business revenues were JPY4,031 million, down 0.5% year over year (JPY4,050 million for FY2016). As of March 31, 2018, 1,096 ATMs have been placed.

Cost of ATM operation business revenues was JPY2,366 million, down 2.6% year over year (JPY2,428 million for FY2016).

Gross margin was JPY1,665 million, up 2.7% year over year (JPY1,622 million for FY2016) and gross margin ratio was 41.3%.

[Business segments]

In business segments results, revenues for network services and systems integration business segment were JPY172,370 million, up 11.8% year over year (JPY154,126 million for FY2016) and operating income was JPY5,430 million, up 40.9% year over year (JPY3,854 million for FY2016). As for ATM operation business, revenues were JPY4,031 million, down 0.5% year over year (JPY4,050 million for FY2016) and operating income was JPY1,510 million, up 5.0% year over year (JPY1,438 million for FY2016).

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(2) Capital Expenditures

Capital expenditures (including capital leases) for FY2017 were JPY20,828 million (JPY16,531 million for FY2016). There were purchases for equipment and investment in system development for network service-related and cloud service-related, and acquisition of land for a data center.

(3) Financing

To cover capital expenditures and increasing working capital, we borrowed JPY7,000 million in long-term borrowings from Japanese banks in FY2017.

(4) Transfers of Business, Split-offs or Spin-offs

There is nothing to report on this subject.

(5) Acquisition of Business from Other Companies

There is nothing to report on this subject.

(6) Succession to the Rights and Responsibilities of Other Companies through Mergers and Acquisitions

There is nothing to report on this subject.

(7) Acquisition or Disposal of Shares or Other Equities or Warrants of Other Companies

On December 31, 2017, IIJ sold all the shares of common stock of hi-ho Inc., which was a wholly owned subsidiary of IIJ.

(8) Issues that the Group Faces

We recognize there are various issues to grow our business as follows: It is very important for our growth to develop and invest in services and businesses continuously as well as to expand our ICT service line-ups in a timely and appropriate manner that meet demands of enterprise customers. Stronger cooperation between engineering and sales divisions is indispensable to realize it. We need to hire talented human resources and develop their skills continuously, which support our business growth. Also, we continue to reinforce management of business investment to improve our margin as well as revenue growth.

Continued support from our shareholders would be very much appreciated.

(9) Historical Data of Assets and Income

(JPY thousands except per share data)

	23rd fiscal Year	24th fiscal Year	25th fiscal Year	26th fiscal Year
	FY2014	FY2015	FY2016	FY2017
Revenues	123,050,115	140,648,008	157,789,059	176,050,649
Operating income	5,075,238	6,140,354	5,134,307	6,762,202
Net income attributable to IIJ	3,322,081	4,038,282	3,166,510	5,108,949
Basic net income attributable to IIJ per share	JPY72.31	JPY87.88	JPY69.36	JPY113.37
Total assets	108,705,315	117,834,904	137,395,149	153,448,819
Total IIJ shareholders’ equity	62,504,402	64,845,207	66,741,871	73,270,057
IIJ shareholders’ equity per share	JPY1,360.50	JPY1,411.13	JPY1,481.16	JPY1,625.95

(Notes)

1. IIJ’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

2. Basic net income attributable to IIJ per share is calculated based on the weighted-average number of common shares outstanding during each fiscal year.

3. IIJ shareholders’ equity per share is calculated based on the total number of common shares (excluding treasury stock) outstanding at the end of each fiscal year.

4. IIJ repurchased 892,200 shares of its own shares pursuant to the resolution adopted at the meeting of IIJ’s Board of Directors held on November 4, 2016.

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(10) Items of the Principal Parent Companies and Subsidiaries

a.	Major Subsidiaries
Name of company	Common stock (Unit : thousands)	Ownership	Primary business
IIJ Innovation Institute Inc. (“IIJ-II”)	JPY75,000	100.0%	R&D for the Internet-related technology
IIJ Engineering Inc. (“IIJ-EG”)	JPY400,000	100.0%	Operation and monitoring of network systems, customer service support and call centers
IIJ Global Solutions Inc. (“IIJ-GS”)	JPY490,000	100.0%	Provision of network services and systems integration
Trust Networks Inc. (“Trust Networks”)	JPY100,000	79.5%	Operation of ATMs and ATMs networks
Net Chart Japan, Inc. (“Net Chart”)	JPY55,000	100.0%	Development and construction of networks, operation and maintenance of networks and sales of network-related equipment
RYUKOSHA NETWARE Inc. (“RYUKOSHA”)	JPY10,000	100.0%	Provision of human resources and outsourcing services for systems operation and service support
IIJ America Inc. (“IIJ-A”)	USD8,460	100.0%	Provision of network services, systems integration and other related services in the U.S.
IIJ Europe Limited (“IIJ-Europe”)	GBP143	100.0%	Provision of network services, systems integration and other related service in Europe
IIJ Global Solutions Singapore Pte. Ltd. (“IIJ-GS SGP”)	SGD5,345	(49.6%) 100.0%	Provision of network services, systems integration and other related service in Singapore
IIJ Global Solutions China Inc. (“IIJ-GS China”)	USD10,630	(100.0%) 100.0%	Provision of network services, systems integration and other related service in China

(Notes) Ownership percentage in brackets above represents indirect ownership.

As of March 31, 2018, the number of consolidated subsidiaries was 17 and the number of equity-method investees was nine (9).

b.	Wholly-owned Specified Subsidiaries

There is nothing to report on this subject.

(11) Major Business Lines

Our major business lines are to provide network services, systems integration, equipment sales and ATM operation business.

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(12) Major Offices

Name	Functions	Address
IIJ	Headquarters	Chiyoda-ku, Tokyo
	Branches and sales offices	Osaka-shi, Nagoya-shi, Fukuoka-shi, Sapporo-shi, Sendai-shi, Toyama-shi, Hiroshima-shi, Yokohama-shi, Niigata-shi, Toyota-shi and Naha-shi
IIJ-II	Headquarters	Chiyoda-ku, Tokyo
IIJ-EG	Headquarters	Chiyoda-ku, Tokyo
IIJ-GS	Headquarters	Chiyoda-ku, Tokyo
	Branches	Osaka-shi, Sapporo-shi, Nagoya-shi and Fukuoka-shi
Trust Networks	Headquarters	Chiyoda-ku, Tokyo
Net Chart	Headquarters	Yokohama-shi
RYUKOSHA	Headquarters	Chiyoda-ku, Tokyo
IIJ-A	Headquarters	California, the United States
IIJ-Europe	Headquarters	London, the United Kingdom
IIJ-GS SGP	Headquarters	Singapore
IIJ-GS China	Headquarters	Shanghai, China

(13) Employees

Number of employees as of the end of FY2017	Change from the end of FY2016
3,203	+99

(Note) The above figures include employees and contracted employees, and exclude employees seconded from other companies.

(14) Major Borrowings

Source	Balance (JPY thousands)

Mizuho Bank, Ltd.	7,550,000
Sumitomo Mitsui Banking Corporation	7,550,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	6,650,000
Mitsubishi UFJ Trust and Banking Corporation	2,350,000

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2. Matters Regarding Shares of the Company

(1) Number of shares authorized: 75,520,000 shares

(2) Number of shares issued and outstanding: 46,713,800 shares (Including treasury stock: 1,650,909 shares)

(3) Number of shareholders at the end of FY2017: 9,590

(4) Major shareholders (Top 10):

Name of shareholders	Number of shares held (shares)	Shareholding Ratio
Nippon Telegraph and Telephone Corporation	10,095,000	22.4%
NTT Communications Corporation	2,040,000	4.5%
ITOCHU Techno-Solutions Corporation	1,952,000	4.3%
Koichi Suzuki	1,825,300	4.1%
GOLDMAN, SACHS & CO. REG	1,308,500	2.9%
The Dai-ichi Life Insurance Company, Limited	1,273,000	2.8%
Japan Trustee Services Bank, Ltd (Trust account)	1,060,000	2.4%
The Master Trust Bank of Japan, Ltd. (Trust account)	1,031,100	2.3%
STATE STREET BANK AND TRUST COMPANY 505103	814,887	1.8%
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	811,425	1.8%

(Notes)

1. Shareholding ratio is calculated by deducting number of treasury stock from total number of shares issued.

2. THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS is the nominee of The Bank of New York Mellon, which is the depositary of IIJ’s ADRs, and the number of shares held by The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is equivalent to the number of ADRs outstanding.

3. Kabushiki Kaisha KS Holdings, a wholly owned and controlled by Mr. Koichi Suzuki, is a joint holder of Mr. Koichi Suzuki and the company owned 810,000 shares of common stock of IIJ, representing 1.8% of the total, as of March 31, 2018.

4. Dalton Investments L.L.C. (“Dalton”) filed a report of substantial shareholding with the Director General of the Kanto Bureau of the Ministry of Finance on January 26, 2017. According to the filing, Dalton owned 2,939,400 shares of common stock of IIJ as of January 23, 2017, representing 6.3% of the total at that point. Since then, we have not recognized any filings by Dalton. Their holdings were not verified based on the shareholder record as of March 31, 2018, therefore, Dalton and their holdings are not included in the above list.

(5) Other important matters regarding shares

There is nothing to report on this subject.

11

3. Matters Regarding the Company’s Stock Acquisition Rights

	Allotment date	Number of stock acquisition rights outstanding	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
#1 Stock Acquisition Rights	July 14, 2011	107	Common Stock 21,400 shares	JPY259,344	JPY1	From July 15, 2011 to July 14, 2041
#2 Stock Acquisition Rights	July 13, 2012	104	Common Stock 20,800 shares	JPY318,562	JPY1	From July 14, 2012 to July 13, 2042
#3 Stock Acquisition Rights	July 11, 2013	78	Common Stock 15,600 shares	JPY647,000	JPY1	From July 12, 2013 to July 11, 2043
#4 Stock Acquisition Rights	July 10, 2014	113	Common Stock 22,600 shares	JPY422,600	JPY1	From July 11, 2014 to July 10, 2044
#5 Stock Acquisition Rights	July 13, 2015	147	Common Stock 29,400 shares	JPY369,200	JPY1	From July 14, 2015 to July 13, 2045
#6 Stock Acquisition Rights	July 11, 2016	158	Common Stock 31,600 shares	JPY360,000	JPY1	From July 12, 2016 to July 11, 2046
#7 Stock Acquisition Rights	July 14, 2017	169	Common Stock 33,800 shares	JPY337,200	JPY1	From July 15, 2017 to July 14, 2047

(Notes)

1. A person granted the stock acquisition rights may exercise his or her rights only within ten days from the day immediately following the day on which the person loses his or her position as neither a Director nor an Executive Officer of IIJ.

2. IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, as for #1 and #2 Stock Acquisition Rights, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights were adjusted as follows after the record date.

Before adjustment: 1 share per stock acquisition right

After adjustment: 200 shares per stock acquisition right

(1)	IIJ’s Stock Acquisition Rights Granted to and Held by IIJ’s Directors or as of the End of FY2017

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#1 Stock Acquisition Rights	71	Common Stock 14,200 shares	4 Directors 71
#2 Stock Acquisition Rights	59	Common Stock 11,800 shares	4 Directors 59
#3 Stock Acquisition Rights	52	Common Stock 10,400 shares	5 Directors 52
#4 Stock Acquisition Rights	77	Common Stock 15,400 shares	5 Directors 77
#5 Stock Acquisition Rights	100	Common Stock 20,000 shares	7 Directors 100
#6 Stock Acquisition Rights	105	Common Stock 21,000 shares	7 Directors 105
#7 Stock Acquisition Rights	114	Common Stock 22,800 shares	7 Directors 114

(Notes)

1. In place of the retirement allowance plan for Directors which was abolished, the Stock Acquisition Rights mentioned in the above were issued in consideration of their execution of duties.

2. There are no stock acquisition rights granted to and held by IIJ’s part- time Directors, outside Directors or Company Auditors at the end of FY2017.

3. IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, as for #1 and #2 Stock Acquisition Rights, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights were adjusted as follows after the record date.

Before adjustment: 1 share per stock acquisition right

After adjustment: 200 shares per stock acquisition right

(2)	IIJ’s Stock Acquisition Rights Granted to Employees or Others during FY2017

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#7 Stock Acquisition Rights	55	Common Stock 11,000 shares	11 Executive Officers 55

12

4. Matters Regarding Directors, Company Auditors and Executive Officers of the Company

(1) Directors and Company Auditors

Position in the Company	Name	Business in charge or important concurrent posts
Chairman and Representative Director	Koichi Suzuki

CEO

[Important concurrent posts]

Director of IIJ Global Solutions Inc.

President and Representative Director of

IIJ Engineering Inc.

Chairman of IIJ America Inc.

President anf Representative Director of

Internet Multifeed Co.

Chairman and Representative Director of JOCDN Inc.

Part-time Director of DeCurret Inc.

President and Representative Director	Eijiro Katsu	COO [Important concurrent posts] Outside Company Auditor of The Yomiuri Shimbun Part-time Director of DeCurret Inc.
Senior Managing Director	Hideshi Hojo	Director in charge of Asian Business Development
Senior Managing Director	Takeshi Kikuchi	Division Director in charge of Business Unit
Managing Director	Akihisa Watai	CFO Division Director of Finance Division [Important concurrent post] Part-time Director of DeCurret Inc.
Managing Director	Tadashi Kawashima	Deputy Division Director of Business Unit
Director	Junichi Shimagami	CTO Division Director in charge of Technology Unit
Director	Yasurou Tanahashi
Director	Shingo Oda
Director	Toshinori Iwasawa	President and Representative Director of IIJ Global Solutions Inc.
Director	Tadashi Okamura	Honorary Advisor of Toshiba Corporation
Director	Hiroki Watanabe	Chairman of The Japan Telecommunications Welfare Association
Director	Takashi Tsukamoto	Outside Director of Asahi Mutual Life Insurance Company Outside Director of Aeon Co., Ltd.
Full-time Company Auditor	Kazuhiro Ohira	Company Auditor of DeCurret Inc.
Full-time Company Auditor	Chiaki Furuya
Company Auditor	Yasuhiro Akatsuka	Outside Company Auditor of ICJ, Inc.
Company Auditor	Takashi Michishita	Attorney at law, Partner of Nishimura & Asahi LPC

(Notes)

1. Business in charge or important concurrent posts are stated as of March 31, 2018

2. Director who assumed or left office during the fiscal year ended March 31, 2018, as follows:

Assumption of office: On June 28, 2017

Director: Takashi Tsukamoto

3. Hiroki Watanabe resigned his office on March 31, 2018. Description of Hiroki Watanabe’s position and business in charge in the Company is based on the date of his retirement.

4. Yasurou Tanahashi, Shingo Oda, Tadashi Okamura, Hiroki Watanabe and Takashi Tsukamoto are outside directors, defined in Item 15, Article 2 of the Corporation Law of Japan.

5. Kazuhiro Ohira, Yasuhiho Akatsuka and Takashi Michishita are outside Company Auditors, defined in Item 16, Article 2 of the Corporation Law of Japan.

6. Outside directors, Yasurou Tanahashi, Shingo Oda and Tadashi Okamura, and outside Company Auditors, Kazuhiro Ohira, Yasuhiro Akatsuka and Takashi Michishita are Independent Directors as specified by the Tokyo Stock Exchange.

7. Yasuhiro Akatsuka, a company auditor, is a Japanese Certified Public Accountant and has extensive expertise in finance and accounting

8. Relationship between IIJ and those companies that our Directors hold important concurrent posts.

There is no special relationship between IIJ and the companies where our outside directors and corporate auditors hold concurrent positions.

13

(2) Executive Officers (As of April 1, 2018)

Name	Title	Principal position
Naoshi Yoneyama	Senior Executive Officer	Division Director of Corporate Planning Division
Masayoshi Tobita	Managing Executive Officer	Division Director of Administrative Division
Kiyoshi Ishida	Managing Executive Officer	Division Director of Network Division
Makoto Ajisaka	Managing Executive Officer	Division Director of Service Product Business Division
Yoshikazu Yamai	Managing Executive Officer	Division Director of Service Infrastructure Division
Koichi Maruyama	Managing Executive Officer	Division Director of Global Business Division
Masakazu Tachikui	Managing Executive Officer	Division Director of Cloud Division
Yasumitsu Iizuka	Executive Officer	Deputy Division Director of Global Business Division President and CEO of IIJ-A
Seiji Okita	Executive Officer	Division Director of Professional Service Division 1
Masami Kawamata	Executive Officer	General Manager of Accounting Department
Akira Sumiya	Executive Officer	General Manager of Compliance Department

(Notes)

1. Akira Sumiya was appointed as an Executive Officer of the Company on April 1, 2018.

2. Kazuhiro Tokita, former Senior Executive Officer, left his position as of March 31, 2018, and he was appointed as President and Representative Director of DeCurret Inc.

(3) Total Remuneration to Directors and Company Auditors

12 Directors:	JPY308,902 thousand (including JPY19,200 thousand for 5 Outside Directors)
4 Company Auditors:	JPY28,058 thousand (including JPY15,730 thousand for 3 Outside Company Auditors)

(Notes)

1. The amounts of the above remunerations include JPY36,313 thousand as compensation-type stock options granted to full-time Directors (not including part-time and outside directors) for duties performed during FY2017.

2. It was resolved that the yearly amount of remuneration, etc. (including bonus) for Directors was to be JPY500 million or less (including bonus and stock-compensation-type stock options) and JPY100 million (including bonus) or less for Company Auditors at the 16th ordinary general meeting of shareholders of the Company held on June 27, 2008.

14

(4) Outside Directors and Company Auditors

(i) Important concurrent offices of executive director and outside director at other companies

This is as described in the list of (1) Directors and Company auditors above.

(ii) Main activities during the current fiscal year

Position	Name	Principal Activities
Director	Yasurou Tanahashi	Attended all of the 12 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Shingo Oda	Attended all of the 12 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Tadashi Okamura	Attended all of the 12 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Hiroki Watanabe	Attended 11 of the 12 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Takashi Tsukamoto	After assumption of his office in June 2017, attended all of the 10 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Company Auditor	Kazuhiro Ohira	Attended all of the 12 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all of the 17 board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.
Company Auditor	Yasuhiro Akatsuka	Attended all of the 12 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all of the 17 board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.
Company Auditor	Takashi Michishita	Attended all of the 12 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all of the 17 board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

(iii) Outline of liability limitation contracts

The Company has concluded agreements with outside directors and company auditors (excluding Full-time company auditor, Kazuhiro Ohira) to indemnify them for personal liability as provided in Article 427, Paragraph 1 of the Corporation Law of Japan. The agreements stipulates that in the event outside directors and company auditors have acted in good faith and without gross negligence, the outside directors and company auditors liability to the Company shall be limited to JPY10 million or the minimum amount of liability stipulated under Article 427, Section 1 of the Corporation Law, whichever is higher.

(iv) Total amount of compensations received from the subsidiaries

There is nothing to report on this subject.

15

5. Accounting Auditor

(1)	Name of Accounting Auditor:

Deloitte Touche Tohmatsu LLC

(2)	Accounting Auditor Remuneration for FY2017

(i) Remuneration for accounting auditor for FY2017	JPY113,000 thousand
(ii) Total cash or proceeds from other assets that should be paid by the Company or its subsidiaries	JPY129,000 thousand
(Note)
1.	The audit contract between the Company and the Accounting Auditor does not distinguish between remuneration paid for audits and quarterly reviews, therefore, the above (i) are total amounts. Remuneration for audits and quarterly review includes, audits performed for the financial statement for the Corporation Law of Japan, for the Financial Products Exchange Law in Japan and for the quarterly review in accordance with the standards of the PCAOB (Public Company Accounting Oversight Board), audit performed for internal control in accordance with the standards of the PCAOB, the audit performed for internal controls in accordance with the Financial Products Exchange Law in Japan and respond to comment letter from SEC (U.S. Security and Exchange Commission) according to audits performed for the financial statement with the standards of the PCAOB.
2.	The Board of Company Auditors evaluated the audit plan, the status of performance of duties and basis for the calculation of the estimated amount of remuneration as well as the validity of those matters prepared by the Accounting Auditor, using the “Practical Guidelines for Cooperation with Accounting Auditors” released by Japan Corporate Auditors Association as a guide and expressed agreement that specified in Article 399, Paragraphs 1 and 2 of the Corporation Law.
3.	Of our overseas subsidiaries, some have certified public accountants or auditing firms other than Deloitte Touche Tohmatsu LLC audit their financial statements.

(3) Non-audited operations

The Company paid compensation to the Accounting Auditor for training of accounting practices that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

(4) Policy for Dismissal or Refusal to Rehire an Accounting Auditor

The Accounting auditor should be decided comprehensively by considering various factors, including the ability, the organization and team (including the auditing team), the performance of duties, the quality of audits and the independency. If the Board of Company Auditors evaluates that the Accounting Auditor doesn’t meet the above-stated various factors or it is needed, the Board of Company Auditors will consider submitting a proposal for dismissal or non-election of the Accounting Auditor to the General Meeting of Shareholders. Also, If the Board of Company Auditors evaluates that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law, violates acts against the Corporation Law, Certified Public Accountant Law and other related laws or acts, or makes the Company lose a relationship of mutual trust, the Board of Company Auditors will consider dismissing the Accounting Auditor.

16

6. Basic Systems and Policies of the Company

(1) Systems for securing the appropriateness of business

The details of the resolution by the Board of Directors of the Company are as follows:

1. Systems for ensuring the compliance of Directors and employees with the law and articles of incorporation in the execution of their duties

(1)	The company will establish a code of ethics that sets for a standard of conduct and requires strict adherence to the law. In addition, the Company will establish regulations for applying the laws regarding the prevention of insider trading, the protection of personal information, among others. The company will disseminate those regulations to officers and employees, and conduct periodic education.
(2)	The company will establish a system for appointing the necessary personnel to ensure compliance with the law, and for consulting with lawyers and other experts outside the Company.
(3)	The company will establish an internal reporting system for reporting any legal violations, and will maintain an internal notification system that enables people to contact the Board of Company Auditors while protecting the person reporting.
(4)	An Office of Internal Audits under the direct control of the President will conduct internal audits on a regular basis, indicating where each division could improve compliance with the law, and overseeing the improvements.
(5)	For legally required reports, ad hoc reports, and other types of releases, the Company will establish a Disclosure Committee whose members consist of Directors, Outside Directors, Executive Officers and Auditors, whom will evaluate the content for appropriateness and completeness, and approve any material to be released.

2. Systems for preserving and managing information related to the execution of duties by Directors

(1)	Basic policy and procedures regarding the handling of information assets will be set and followed in the handling of information and documents related to the execution of duties by Directors (“performance information”), these policies and procedures will detail who is responsible for managing the information, how long the information is to be stored, how it is to be stored, measures for countering loss or leakage of the information, and proper management of the information. The management of this information will be reviewed on a regular basis.
(2)	The company will create a system that ensures the proper filing of performance information (committing it to electronic storage when necessary), and that enables the quick verification of the existence, condition, and content of these documents. In addition, the system will allow people with the proper authority to view documents related to the Company Auditors and others without delay.
(3)	The duties related to the above fall under the jurisdiction of a director or an executive officer in charge of information security and a director or an executive officer in charge of document management of the Company.

3. Regulations governing risk management and other systems

(1)	The Director that oversees the operation of each division will identify the risks defined by the governing regulations, evaluate these risks, and develop measures to counter these risks, as well as review them on a regular basis.
(2)	For certain risk categories, an Evaluation Committee will be established to evaluate the risk and to develop countermeasures.
(3)	A Business Continuity Plan will be developed to address potential emergency situations.
(4)	An Internal Auditor Office under the direct control of the President will conduct internal audits on a regular basis, indicating where each division could improve operations, including risk management, and overseeing the improvements.

4. Systems for ensuring the efficient execution of duties by Directors

(1)	A business plan for each fiscal year will be formulated in line with management objectives, and each business organization will actively seek to achieve the goals put forth in the plan. In addition, regular progress reports will be submitted and reviewed to monitor progress on each target.
(2)	As for management, all issues that should be decided by the Board of Directors in accordance with the Regulations of the Board of Directors will be strictly decided by the Board, and as a basic rule of the decision-making process, sufficient documentation on the issue to be decided will be distributed to all Board members in advance.
(3)	In the execution of daily duties, authority will be delegated based on the scope of authority regulations and division of duties regulations, and managers at each level will execute their duties while complying with the rules of the decision making process.
(4)	To reinforce the Board of Directors’ authority, a certain number of people with notable management acumen will be appointed as Outside Directors.

17

5. Systems for ensuring the proper operation of corporate groups consisting of the Company and its Subsidiaries

(1)	Subsidiaries will be managed based on the subsidiary management regulations, which are the basic policy of subsidiary management, and an agreement will be made with the parent company regarding the management of the subsidiary.
(2)	Subsidiaries will report on required items, and a system for consultation will be established.
(3)	To impose internal control on important items, regulations governing the entire corporate group will be established, and subsidiaries will be required to comply with them.
(4)	The Company’s Internal Audit Office will perform internal audits of subsidiaries.

6. Providing employee to assist Company Auditors, securing those employees’ independence from directors and effectiveness of company auditors’ instruction to those employees

(1)	The Company establishes Internal Auditing Office under direct control of President and assigns to the Office as the full-time basis. These employees work closely with the Company Auditors to reflect their opinions on the Company’s internal audit plan.
(2)	The selection, appointment, and transfer of employee assigned to the Internal Auditing Office should be conducted with full consideration of the opinions from the Board of Company Auditors.
(3)	Other than above, it will be consulted and decided with the Board of Company Auditors as for assignment of employees who assist the Company Auditors and arrangement to ensure effectiveness of the Company Auditors’ instruction to these employees.

7. Systems that directors and employees of the Company and its subsidiaries make a report to the Company Auditors, and systems preventing the person who makes report to the Company Auditor from being disadvantageously treated due to such report

(1)	In accordance with the provisions of the Board of Company Auditors, Directors and employees will report and provide information upon or periodically the Company Auditor’s request.
(2)	Company Auditors will be a member of panel such as Disclosure Committee that makes the important decision-making.
(3)	The Board of Company Auditors is a liaison for the Whistle-blower System of the Company and the Whistle-blower System is applied for the Company and its subsidiaries. Whistle-blower will be safely protected and kept secret, and it is prohibited that the Company disadvantageously treats that person whether the whistleblowing is anonymous or not

8. Policies on prepaid expenses for the execution of the duties of the Company Auditors, on expenses for procedures for repayment and execution of other relevant duties, or on debt processing

The Company will establish budget for the Board of Company Auditors for the execution of their duties every year, and will listen to Company Auditors’ opinion.

9. Other systems for ensuring effective Company Auditors’ audits

(1)	In order to ensure that the Board of Company Auditors can properly execute their duties, the necessary external experts will be retained.
(2)	To preserve the independence of the Accounting Auditors, the Company and its subsidiaries are not allowed to receive specific non-auditing services from the Accounting Auditors (including the person related the Accounting Auditors). When the Company and its subsidiaries receive auditing or auditing related services, it should be needed to have pre-approval from the Board of Company Auditors.
(3)	One or more financial expert will be appointed to member of the Board of Company Auditors.

(2) Status of systems for ensuring the appropriateness of business activities

Business activities by directors and employees of the Company and its subsidiaries are governed by the Code of Ethics, the Basic Rules for Internal Control and etc. which regulate the entire corporate groups. The Board of Directors of the Company consists of 13 directors, including 5 outside directors and daily oversight and supervision on the business execution are carried by means of ordinary (monthly) and extraordinary meetings of the Board of Directors, management meetings and etc. Subsidiaries are properly managed through necessity reports and discussion based on the subsidiary management regulations, which are the basic policy of subsidiary management.

As for risk management, such as information security and business continuity risks, an Evaluation Committee is established to evaluate those risks and to develop countermeasures for certain risk categories.

The Board of Company Auditors consists of 4 company auditors, including 3 outside company auditors. Oversights on business execution are carried by means of daily business audits by Full-time Company Auditor, ordinary (monthly) and extraordinary meetings of the Board of Company Auditors and etc. Furthermore, the Board of Company Auditors is in charge of overseeing conflict-of-interest transactions with accounting auditors, decision of reappointment or dismissal of the Accounting Auditor and operating the Whistle-blower System over financial reporting for the entire corporate groups. We have placed an Internal Auditing Office which consists of 4 members including a manager. They plan and perform audits to the Company and its subsidiaries based on internal audit plan. Results for the audit are periodically reported to the Board of Company Auditors and close cooperation is made with the Company Auditors.

Other than above, in order to maintain adequate disclosure, the Company has established the Disclosure Committee which consists of directors, executive officers and company auditors based on the Code of Information Disclosure and verifies appropriate and sufficient disclosure.

(3) Basic Policy on Control of the Company.

There is nothing to report on this subject.

18

(Reference) Glossary

1. ICT

Information and Communication Technology (ICT) is a general term of technologies in relation to hardware, software, system and data communication used for information communication by computer.

2. IoT

Internet of Things (IoT) enables not only physical objects but also any “things” connected to network to exchange information automatically.

3. Recurring revenues

Revenues, that business can count on receiving every single month, by continuously provision of services to customers.

4. MVNE

Mobile Virtual Network Enabler (MVNE) is a company that provides MVNOs for mobile infrastructure and related services to enable their MVNO businesses.

5. Full MVNO

Compared to conventional MVNO (light MVNO), which is highly dependent upon MNO equipment, full MVNO services are operated using an in-house HLR/HSS (databases for managing SIM cards), thereby making it possible for such providers to procure and issue their own SIM cards and design their services with more freedom. For example, in the IoT field, where future developments are expected, IIJ expects to be able to offer embedded SIMs as well as develop services that it can freely control in terms of the management of charges and activation, thereby creating a new MVNO business model.

6. IIJ Mobile Access Service Type I

The first full MVNO service utilizing 3G/LTE network in Japan. This service will both provide a variety of plans that fit different types of usage for corporate customers and achieve more efficient communications costs for specific IoT applications.

7. IIJ Omnibus Service

IIJ Omnibus Service, utilizing SDN (Software Defined Network) and NFV (Network Function Virtualization) technologies, is a cloud-based network service, which provides enterprise customers wide-range and various functions.

8. WAN

Wide Area Network (WAN) is a telecommunications or computer network for data communications, with leased circuits or other types of network services, that extends over a large geographical distance. Compared to Local Area Network (LAN), WAN extends larger geographical distance.

9. Wide-area Ethernet

Wide-area Ethernet is a technology or service, which is the delivery of WAN service using Ethernet connectivity.

10. IIJ GIO Infrastructure P2

IIJ GIO Infrastructure P2 is a next-generation cloud service which is provided as new service platform. Conventional cloud services offered public cloud for unspecific large number of users and private cloud for specific users separately. IIJ GIO Infrastructure P2 offers public could with high processing performance and reliable private cloud, which enables users to select the optimal combination.

11. FinTech

The coined word combined with “Finance” and “Technology.”

12. Cryptocurrency

The general term for a variety of virtual currency such as bitcoin and digital currency pegged to Japanese Yen which some banks are considering to issue.

13. CDN

Contents Distribution Network (CDN) is an optimized network to distribute contents such as videos over Internet.

14. IIJ's Electronic Contact/Communication Note Service

IIJ's Electronic Contact/Communication Note Service is a multidisciplinary cooperative platform that allows for coordinating comprehensive community care with local medical practitioners.

19

Consolidated Balance Sheet

As of March 31, 2018

(Unit: JPY thousands)

CURRENT ASSETS:
Cash and cash equivalents	21,402,892
Accounts receivable, net of allowance for doubtful accounts of JPY 123,453 thousand	31,830,882
Inventories	1,714,547
Prepaid expenses	8,442,981
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand	3,793,449
Total current assets	67,184,751

INVESTMENTS IN EQUITY METHOD INVESTEES	5,246,313
OTHER INVESTMENTS	11,374,442
PROPERTY AND EQUIPMENT – Net	46,414,250
GOODWILL	6,082,472
OTHER INTANGIBLE ASSETS – Net	2,704,668
GUARANTEE DEPOSITS	3,422,443
DEFERRED TAX ASSETS	183,808
NET INVESTMENT IN SALES-TYPE LEASES – Noncurrent	1,545,293
PREPAID EXPENSES – Noncurrent	7,965,889
OTHER ASSETS, net of allowance for doubtful accounts of JPY 60,929 thousand	1,324,490
TOTAL	153,448,819

CURRENT LIABILITIES:
Short-term borrowings	9,250,000
Capital lease obligations – current	5,655,875
Accounts payable – trade	14,950,920
Accounts payable – other	1,448,423
Income taxes payable	1,928,037
Accrued expenses	3,111,385
Deferred income – current	4,237,676
Other current liabilities	1,562,717
Total current liabilities	42,145,033
LONG-TERM BORROWINGS	15,500,000
CAPITAL LEASE OBLIGATIONS – Noncurrent	10,920,726
ACCRUED RETIREMENT AND PENSION COSTS	3,724,634
DEFERRED TAX LIABILITIES	688,787
DEFERRED INCOME – Noncurrent	3,952,279
OTHER NONCURRENT LIABILITIES	2,528,803
Total liabilities	79,460,262

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
IIJ shareholders' equity:
Common stock – authorized, 75,520,000 shares; issued and outstanding, 46,713,800 shares at March 31, 2018	25,511,804
Additional paid-in capital	36,175,937
Retained earnings	8,404,228
Accumulated other comprehensive income	5,074,872
Treasury stock – 1,650,909 shares held by the Company at March 31, 2018	(1,896,784)
Total IIJ shareholders' equity	73,270,057
NONCONTROLLING INTERESTS	718,500
Total equity	73,988,557
TOTAL	153,448,819

20

Consolidated Statement of Income

From April 1, 2017 through March 31, 2018

(Unit: JPY thousands)

REVENUES:
Network services:
Internet connectivity services (enterprise)	27,943,656
Internet connectivity services (consumer)	24,761,487
WAN Services	29,295,097
Outsourcing services	26,118,657
Total	108,118,897
Systems integration:
Systems construction	22,527,433
Systems operation and maintenance	37,903,235
Total	60,430,668
Equipment sales	3,470,400
ATM operation business	4,030,684
Total revenues	176,050,649
COSTS AND EXPENSES:
Cost of network services	88,697,639
Cost of systems integration	53,612,063
Cost of equipment sales	3,142,262
Cost of ATM operation business	2,365,403
Total costs	147,817,367
Sales and marketing	12,688,046
General and administrative	8,295,583
Research and development	487,451
Total costs and expenses	169,288,447
OPERATING INCOME	6,762,202
OTHER INCOME (EXPENSE):
Dividend income	242,576
Interest income	30,527
Interest expense	(375,202)
Foreign exchange losses	(15,863)
Net gain on sales of other investments	1,068,303
Impairment of other investments	(109,840)
Other – net	237,420
Other income – net	1,077,921
INCOME BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	7,840,123
INCOME TAX EXPENSE	2,695,839
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	134,656
NET INCOME	5,278,940
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(169,991)
NET INCOME ATTRIBUTABLE TO IIJ	5,108,949

21

Consolidated Statement of Shareholders' Equity

From April 1, 2017 through March 31, 2018

(Unit: JPY thousands)

	Total Equity	IIJ Shareholders’ Equity
		Retained Earnings	Accumulated Other Comprehensive Income	Common Stock
BALANCE, MARCH 31, 2017	67,380,200	4,511,945	2,499,700	25,509,499
Issuance of common stock upon exercise of stock options	2			2,305
Dividends to noncontrolling Interests	(46,800)
Change in ownership for noncontrolling interests and others	(39,612)
Stock-based compensation	57,321
Net income	5,278,940	5,108,949
Other comprehensive income, net of tax	2,575,172		2,575,172
Payment of dividends	(1,216,666)	(1,216,666)
BALANCE, MARCH 31, 2018	73,988,557	8,404,228	5,074,872	25,511,804

	IIJ Shareholders’ equity		Noncontrolling Interests
	Treasury Stock	Additional Paid-in Capital
BALANCE, MARCH 31, 2017	(1,896,784)	36,117,511	638,329
Issuance of common stock upon exercise of stock options		(2,303)
Dividends to noncontrolling interests			(46,800)
Change in ownership for noncontrolling interests and others		3,408	(43,020)
Stock-based compensation		57,321
Net income			169,991
Other comprehensive income, net of tax
Payment of dividends
BALANCE, MARCH 31, 2018	(1,896,784)	36,175,937	718,500

22

Non-Consolidated Balance Sheet

As of March 31, 2018

(Unit: JPY thousands)

Assets		Liabilities and Shareholders’ equity
Item	Amount	Item	Amount
[Current assets]	52,491,138	[Current liabilities]	35,758,530
Cash and bank deposits	12,707,385	Accounts payable	2,224,135
Accounts receivable	25,003,591	Short-term borrowings	9,250,000
Investment in leases	2,190,651	Short-term borrowings from affiliated companies	2,300,000
Merchandise	26,946	Accounts payable – other	8,773,167
Work in process	593,862	Capital lease obligations – current	5,747,943
Supplies	963,476	Accrued expense	527,501
Prepaid expenses	7,678,042	Accounts payable – fixed assets	1,334,226
Accounts receivable – other	2,935,021	Income taxes payable	1,393,993
Short-term loans to affiliated Companies	99,108	Consumption taxes payable	364,389
Deferred tax assets – current	322,036	Deposits received	209,272
Other current assets	122,815	Advances received	157,948
Allowance for doubtful accounts	(151,795)	Deferred income	3,262,159
		Other current liabilities	213,797

[Fixed assets]	84,899,156	[Long-term liabilities]	35,541,283
<Property and equipment>	28,231,511	Long-term borrowings	15,500,000
Land	2,033,834	Deferred income – noncurrent	2,677,744
Buildings	511,806	Accounts payable – noncurrent	896,810
Leasehold improvements	4,036,810	Capital lease obligations – noncurrent	11,473,376
Construction other than buildings	1,653,607	Asset retirement obligations	643,147
Data communication equipment and office equipment	9,793,613	Long-term borrowings from affiliated companies	33,899
Assets under capital leases	32,748,301	Accrued pension and severance cost	2,651,905
Construction in progress	3,762,053	Accrued directors’ and company auditors’ retirement benefits	238,900
Accumulated depreciation	(26,308,513)	Deferred tax liabilities – noncurrent	1,425,502
<Intangible assets>	16,532,199	Total liabilities	71,299,813
Goodwill	1,256,683	[Shareholders’ equity]	60,258,683
Customer relationships	1,066,250	<Capital stock>	22,972,583
Telephone rights	2,241	<Capital surplus>	9,716,530
Software	14,012,342	Legal capital surplus	9,693,266
Assets under capital leases	194,683	Other capital surplus	23,264
<Investments and other assets>	40,135,446	<Earned surplus>	29,454,695
Investments in securities	9,891,776	Legal retained earnings	502,473
Money held in trust	1,678,761	Other retained earnings	28,952,222
Investments in affiliated companies	16,823,921	Reserve for advanced depreciation of fixed assets	267,725
Guarantee deposits	3,039,846	Retained earnings brought forward	28,684,497
Long-term advances	839,910	<Treasury stock>	(1,885,125)
Long-term prepaid expenses	7,363,744	[Valuation and translation adjustment]	5,518,805
Claims against insolvencies	45,259	Net unrealized gains on securities	5,518,805
Long-term loans to affiliated companies	59,328	[Subscription rights to shares]	312,993
Other investments	451,702	Stock acquisition rights	312,993
Allowance for doubtful accounts	(58,801)	Total Shareholders’ equity	66,090,481
Total assets	137,390,294	Total liabilities and shareholders’ equity	137,390,294

23

Non-Consolidated Statement of Income

(From April 1, 2017 through March 31, 2018)

(Unit: JPY thousands)

Item	Amount	Total
[Total revenues]		139,436,288
[Total costs of revenues]		119,232,304
Gross margin		20,203,984
[Total sales and administrative expense]		17,565,532
Operating income		2,638,452
[Non-operating income]
Interest income	3,958
Dividend income	889,983
Commissions received	35,545
Royalty charges received	3,316
Gains on investments on silent partnership	287,078
Other non-operating income	156,907	1,376,787
[Non-operating expenses]
Interest expense	349,740
Foreign exchange losses	41,468
Provision of allowance for doubtful accounts	3,715
Other non-operating expenses	46,800	441,723
Ordinary income		3,573,516
[Extraordinary income]
Gains on sales of investments in securities	1,068,532
Gains on sales of stocks of affiliated companies	239,430
Gains on sales of fixed assets	12,448	1,320,410
[Extraordinary loss]
Losses on disposal of fixed assets	87,549
Losses on sales of stocks of affiliated companies	13,309
Loss on valuation of investment securities	109,840
Other extraordinary loss	3,610	214,308
Income before income taxes		4,679,618
Income taxes – current		1,492,772
Income taxes – deferred		(329,914)
Net income		3,516,760

24

Non-Consolidated Statement of Shareholders' Equity

(From April 1, 2017 through March 31, 2018)

　　　 (Unit: JPY thousands)

	Shareholders’ Equity
	Common Stock	Capital Surplus			Earned Surplus
		Legal Capital Surplus	Other Capital Surplus	Total Capital Surplus	Legal Surplus	Other Earned Surplus		Total Earned Surplus
						Reserve for Advanced Depreciation of Fixed Assets	Earned Surplus Brought Forward
Balance, April 1, 2017	22,970,278	9,690,961	23,264	9,714,225	502,473	296,123	26,356,005	27,154,601
Changes
Issuance of common stock upon exercise of stock options	2,305	2,305	-	2,305	-	-	-	-
Payment of dividends	-	-	-	-	-	-	(1,216,666)	(1,216,666)
Reversal of reserve for advanced depreciation of fixed assets	-	-	-	-	-	(28,398)	28,398	-
Net income	-	-	-	-	-	-	3,516,760	3,516,760
Net changes other than shareholders’ equity	-	-	-	-	-	-	-	-
Total changes	2,305	2,305	-	2,305	-	(28,398)	2,328,492	2,300,094
Balance, March 31, 2018	22,972,583	9,693,266	23,264	9,716,530	502,473	267,725	28,684,497	29,454,695

	Shareholders’ Equity		Valuation and Translation Adjustments	Subscription Rights to Shares	Total Shareholders’ Equity
	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Holding Gains on Securities
Balance, April 1, 2017	(1,885,125)	57,953,979	3,118,748	260,280	61,333,007
Changes
Issuance of common stock upon exercise of stock options	-	4,610	-	-	4,610
Payment of dividends	-	(1,216,666)	-	-	(1,216,666)
Reversal of reserve for advanced depreciation of fixed assets	-	-	-	-	-
Net income	-	3,516,760	-	-	3,516,760
Net changes other than shareholders’ equity	-	-	2,400,057	52,713	2,452,770
Total changes	-	2,304,704	2,400,057	52,713	4,757,474
Balance, March 31, 2018	(1,885,125)	60,258,683	5,518,805	312,993	66,090,481

25

TRANSLATION
Certified Copy

INDEPENDENT AUDITOR’S REPORT

May 22, 2018

To the Board of Directors of
Internet Initiative Japan Inc.:

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner,
Engagement Partner,
Certified Public Accountant:
Kumiko Aso

Designated Unlimited Liability Partner,
Engagement Partner,
Certified Public Accountant:
Norihiro Watanabe

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements, namely, the consolidated statement of financial position as of March 31, 2018 of Internet Initiative Japan Inc. (the “Company”) and its consolidated subsidiaries, and the consolidated statement of income, statement of shareholders' equity for the fiscal year from April 1, 2017 to March 31, 2018, and the related notes.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting which allows companies to prepare consolidated financial statements with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the consolidated financial statements referred to above, prepared with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of March 31, 2018, and the results of their operations for the year then ended.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

26

TRANSLATION
Certified Copy

INDEPENDENT AUDITOR'S REPORT

May 22, 2018

To the Board of Directors of
Internet Initiative Japan Inc.:

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner,
Engagement Partner,
Certified Public Accountant:
Kumiko Aso

Designated Unlimited Liability Partner,
Engagement Partner,
Certified Public Accountant:
Norihiro Watanabe

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the financial statements, namely, the balance sheet as of March 31, 2018 of Internet Initiative Japan Inc. (the “Company”), and the related statements of income and changes in net assets for the 26th fiscal year from April 1, 2017 to March 31, 2018, and the related notes and the accompanying supplemental schedules.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements and the accompanying supplemental schedules in conformity with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the accompanying supplemental schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and the accompanying supplemental schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the accompanying supplemental schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements and the accompanying supplemental schedules, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements and the accompanying supplemental schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the accompanying supplemental schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language and "the accompanying supplemental schedules" referred to in this report are not included in the attached financial documents.

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TRANSLATION
Certified Copy

Audit Report

Based on audit reports from each Company Auditor, and following due discussion at meetings, the Board of Company Auditors has prepared this audit report regarding the execution of the duties of Directors of the Company during the 26th fiscal year from April 1, 2017 to March 31, 2018. The Board of Company Auditors hereby reports as follows.

1. Auditing Methodology Employed by Company Auditors and the Board of Company Auditors and Details Thereof

(1) The Board of Company Auditors established auditing policy, auditing plan, the assignment of the duties of each Company Auditor and etc., and received reports from each Company Auditor on the status of the implementation of audits and the results thereof, as well as reports from Directors and etc., and also the Independent Auditor regarding the status of their duties, and sought explanations as necessary.

(2) In compliance with the auditing standards for Company Auditors established by the Board of Company Auditors and based on the auditing policy and the assignment of duties, etc., each Company Auditor had taken steps to facilitate communication with Directors of the Company and the Internal Audit Department as well as others, has endeavored to gather information and create an improved environment for auditing and conducted auditing with the following methods.

i)	Each Company Auditor attended meetings of the Board of Directors and other important meetings, received reports from Directors, employees and others on the performance of their duties and sought explanations regarding such reports as necessary. In addition, each Company Auditor inspected important authorized documents and associated information, and examined the business and financial position of the Company at the head office and main branch offices. As for the subsidiaries of the Company, each Company Auditor had taken steps to facilitate communication with the directors, company auditors and others of the subsidiaries and to share information among them and received reports from the subsidiaries regarding their businesses as necessary.
ii)	Each Company Auditor periodically received reports from Directors, employees and others, sought explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the Business Report that the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and the system stipulated in Article 100-1 and 100-3 of the Enforcement Regulation of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.
iii)	Each Company Auditor monitored and verified whether the Independent Auditor maintained their independence and implemented appropriate audits, and received reports regarding the performance of their duties and sought explanations as necessary. In addition, the Company Auditors received notice from the Independent Auditor that “System to Ensure Appropriate Execution of the Duties of the Independent Auditor” (as enumerated in each item of Article 131 of the Ordinance on the Company Accounting) is organized in accordance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005) etc., and sought explanations as necessary.

Based on the above methodology, the Company Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of shareholders’ equity and notes to the non-consolidated financial statements) and the supplementary schedules thereto, and also the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholder’s equity and notes to the consolidated financial statements).

2. Audit Results

(1) Audit Results on the Business Report, etc.

i)	In our opinion, the Business Report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.
ii)	With respect to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.
iii)	In our opinion, the content of the resolutions made by the Board of Directors of the Company regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors concerning the internal control systems.

(2) Results of Audit of the Financial Statements and Supplementary Schedules

In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu LLC, the Independent Auditor, are fair and reasonable.

(3) Results of Audit of the Consolidated Financial Statements

In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu LLC, the Independent Auditor, are appropriate.

May 24, 2018

Board of Company Auditors
Internet Initiative Japan Inc.
Full-time Company Auditor	Kazuhiro Ohira	(seal)
Full-time Company Auditor	Chiaki Furuya	(seal)
Company Auditor	Yasuhiro Akatsuka	(seal)
Company Auditor	Takashi Michishita	(seal)

Note: Full-time Company Auditor, Kazuhiro Ohira and two Company Auditors, Yasuhiro Akatsuka and Takashi Michishita, are outside company auditors as provided in Article 2-16 and Article 335-3 of the Corporation Law.

28